                                  SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                               (Amendment No.   )

[X]      Filed by Registrant

[ ]      Filed by a Party other than the Registrant

Check the appropriate box:

[X]      Preliminary Proxy Statement

[ ]      Definitive Proxy Statement

[ ]      Definitive Additional Materials

[ ]      Soliciting Material Pursuant to Section 240.14a-11(c) or
         Section 240.14a-12

                                  PDK LABS INC.
                (Name of Registrant As Specified in its Charter)

Payment of Filing Fee (Check the appropriate box):

[ ]      No fee required.

[ ]      Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and
         0-11.


1)       Title of each class of securities to which transaction applies:

                  common stock, $.01 par value
                  preferred stock, $.01 par value

         -----------------------------------------------------------------------

2)       Aggregate number of securities to which transaction applies:

                  2,320,007 shares of common stock
                  447,466 shares of preferred stock

         -----------------------------------------------------------------------

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

                  $5.00 per share of common stock cash Merger consideration $8.00 per share of preferred stock cash Merger consideration

         -----------------------------------------------------------------------

4)       Proposed maximum aggregate value of transaction:

                  $11,817,263 based on 1,647,507 shares of common stock and 447,466 shares of preferred stock outstanding on August 3, 2000.

         -----------------------------------------------------------------------

(5) Set forth the amount on which the filing fee is calculated and state how it was determined.

                           2,363.46


         [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.


                  1)  Amount Previously Paid:
                           N/A

                  --------------------------------------------------------------

                  2)  Form, Schedule or Registration Statement No.:
                           N/A

                  --------------------------------------------------------------

                  3)  Filing Party:
                           N/A

                  --------------------------------------------------------------

                  4)  Date Filed:
                           N/A

                  --------------------------------------------------------------

                                  PDK LABS INC.

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         To be held on __________, 2000

To Our Shareholders:

         Notice is hereby given that a Special Meeting of shareholders of PDK Labs Inc. ("PDK" or the "Company") will be held on __________________, 2000 at 10:00 a.m., local time, at ____________________, for the following purposes:

                          1.To consider and vote on a proposal to adopt and
                            approve the plan of Merger (the "Merger") included in an Agreement and Plan of Merger, dated as of August 3, 2000 (the "Merger Agreement"), under which PDK Acquisition Corp. ("PDK Acquisition"), a newly formed company owned by Reginald Spinello, PDK's President and Chief Executive Officer, Karine Hollander, PDK's Chief Financial Officer, and Raveendra Nandigam, PDK's Vice President of Operations will merge with and into PDK and under which each PDK shareholder (other than PDK Acquisition) will become entitled to receive $5.00 in cash for each outstanding share of PDK Common Stock and $8.00 per share (plus accrued and unpaid dividends) for each outstanding share of PDK Preferred Stock. A copy of this Merger Agreement is attached to the accompanying proxy statement as Appendix A and is described in the proxy statement.

                          2.To consider and act upon such other matters as may
                            properly come before the Special Meeting or any adjournment or adjournments thereof.

         If the Merger is approved by the PDK stockholders at the meeting and effected by PDK, any stockholder who (i) files with PDK, before the vote on the adoption of the Merger, a written objection to the proposed Merger that includes notice of his election to dissent, his name and address, the number of shares of PDK Common Stock and PDK Preferred Stock held, and a demand for payment of the fair value of his shares if the Merger is effected; (ii) does not vote his shares in favor of the Merger; and (iii) otherwise complies with the terms of
Section 623 of New York Business Corporation Law, will have the right to receive payment of the fair value of his or her shares in lieu of receiving $5.00 in cash for each outstanding share of PDK Common Stock and $8.00 per share (plus accrued and unpaid dividends) for each outstanding share of Preferred Stock. PDK and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in Section 623 of New York Business Corporation Law. See "The Special Meeting - Rights of Objecting Shareholders" in the accompanying Proxy Statement for a more complete description of the rights of dissenting stockholders.

         The Board of directors has determined that only holders of PDK Common Stock of record at the close of business on ___________, 2000 will be entitled to notice of, and to vote at, the Special Meeting, including any adjournment.

                                          By Order of the Board of Directors,

                                          /s/ Karine Hollander

                                          Chief Financial Officer and Secretary

                             YOUR VOTE IS IMPORTANT

         Whether or not you are able to attend the meeting, please date, sign and return the accompanying proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. Please do not send in any certificates for your shares of Common Stock and/or Preferred Stock at this time. If the Merger is approved, instructions regarding the exchange of your shares for the cash Merger consideration will follow.

                                  PDK LABS INC.

                               145 Ricefield Lane
                            Hauppauge, New York 11788

                           PRELIMINARY PROXY STATEMENT

         We are providing this proxy statement and accompanying proxy card to our shareholders, in connection with the solicitation by our Board of directors (the "Board") of proxies to be used at the Special Meeting of shareholders to be held on _______ ___, 2000 at 10:00 a.m., local time, at ___________, including at any adjournment of the Special Meeting (the "Special Meeting"). We began mailing these materials and the accompanying letter to shareholders and the notice of the meeting to our shareholders on or about ____________ ___, 2000.

         Neither the Securities and Exchange Commission (referred to as the "Commission") nor any state securities agency has approved or disapproved the Merger or passed upon the fairness or merits of the Merger or the accuracy or adequacy of the information contained in these documents. Any representation to the contrary is unlawful.

                               SUMMARY TERM SHEET

         The following question-and-answer summary contains the most material terms of our proposed Merger with PDK Acquisition Corp. ("PDK Acquisition"). This summary may not contain all the information that you should consider before voting on the proposed Merger. You should read the entire proxy statement and all of its appendices before voting on the proposed Merger.

                         WHAT WILL HAPPEN IN THE MERGER?

         If it is completed, the Merger will result in our public shareholders receiving $5.00 in cash, without interest, per share for each share of Common Stock of PDK (the "Common Stock") and $8.00 in cash {plus accrued and unpaid dividends) per share for each share of Preferred Stock (the "Preferred Stock") and ceasing to hold any equity interest in PDK and ceasing to participate in any future earnings or growth of PDK. The Merger will also result in PDK becoming a privately held company owned principally by some of our management (referred to herein as the "Management Group").

         If approved by the shareholders, the Merger would be accomplished under an Agreement and Plan of Merger (the "Merger Agreement") that provides for PDK Acquisition, a newly formed New York corporation, to merge with and into PDK. PDK would be the surviving corporation in the Merger. If the Merger is completed, each outstanding share of PDK Common Stock, other than shares held by PDK Acquisition, will be canceled and converted automatically into the right to receive $5.00 in cash, without interest, and each outstanding share of PDK Preferred Stock will be cancelled and converted automatically into the right to receive $8.00 in cash (plus accrued and unpaid dividends) Shares of PDK Acquisition will be automatically converted into shares of Common Stock of PDK, as the surviving corporation. At the time of the Merger, PDK Acquisition will be owned by the Management Group. At the time the Merger is completed, Mr. Spinello will own approximately 85% of the outstanding equity interests of PDK Acquisition, Karine Hollander will own approximately 5% of the outstanding equity interest of PDK Acquisition and Raveendra Nandigam will own approximately 10% of the outstanding equity interests of PDK Acquisition.

         For more information concerning the terms and provisions of the Merger and Merger Agreement, see "Description of the Merger Agreement."

                       WHAT AM I BEING ASKED TO VOTE UPON?

         You are being asked to approve the Merger and Merger Agreement, which provides for the acquisition of PDK by the Management Group as indicated above. PDK's Board and Special Committee (the "Special Committee") has approved the Merger and Merger Agreement and the other transactions contemplated thereby and recommends that you vote "FOR" approval of the Merger and the Merger Agreement.

                        WHY ARE CERTAIN OF THE MANAGEMENT
                              OF PDK ACQUIRING PDK?

         The Management Group believes that due to PDK's small size and the lack of equity research coverage for both PDK Common Stock and Preferred Stock, it is and will continue to be difficult for PDK to attract new investor interest and for PDK shareholders to get a fair price when selling their shares in the market. In addition, trading volume in PDK stock has historically been low. While the Management Group believes these factors do and would continue to limit the ability of PDK shareholders, including them, to receive a fair price in selling their shares in the market, the Management Group also believes that PDK is a valuable company with the opportunity to increase its revenues and net income in the future. The Management Group also believes that the expenses and pressures of being a public company are significant for a company the size of PDK and that eliminating those pressures and expenses would enhance PDK's long-term success. The Management Group believes that the Merger offers PDK's shareholders the opportunity to obtain a fair value for their shares, with the final offer of $5.00 per share in cash, without interest, of PDK Common Stock and $8.00 per share in cash (plus accrued and unpaid dividends), without interest, of PDK Preferred Stock, representing a 38% and a 39% premium, respectively to the closing price of PDK Common Stock and PDK Preferred Stock on the date the Management Group made their first offer to buy the Company.

               HAS THE BOARD OF DIRECTORS RECOMMENDED THE MERGER?

         Yes. The Board and a special independent committee of the Board have unanimously approved the Merger and Merger Agreement, with Reginald Spinello and Karine Hollander abstaining. The Board voted unanimously to recommend that you vote "FOR" approval of the Merger and the Merger

Agreement, again with Reginald Spinello and Karine Hollander abstaining. See "Special Factors - Recommendation of the Special Committee and the Board of Directors."

            WHY IS THE BOARD OF DIRECTORS RECOMMENDING THAT I VOTE TO
                               APPROVE THE MERGER?

         The Board and a special independent committee of the Board that considered options available to the Company to increase shareholder value are recommending the Merger because the Board and the Special Committee believe that the Merger is a more desirable alternative for you than PDK's continuing to operate as a public company. In reaching this conclusion, the Board and the Special Committee considered, among other factors:

                  o the current illiquidity of PDK's capital stock and the likelihood of that illiquidity continuing in the future; and

                  o the opportunity, through the Merger, for the Company's public shareholders to achieve immediate liquidity with respect to the Company's capital stock at a price that the Board and the Special Committee believe is fair to the Company's public shareholders.

         To review the background and reasons for the Merger and the factors considered by the Special Committee and the Board in approving and recommending the Merger in greater detail, see "Special Factors--Recommendation of the Special Committee and the Board of Directors."

           WHY WAS THE SPECIAL COMMITTEE FORMED AND WHO MAKES UP THAT
                                   COMMITTEE?

         The Board established the Special Committee, consisting of Mr. Ira Helman one of the Board's independent directors, to consider the Management Group's acquisition proposal as well as other available options and to review, evaluate and negotiate the terms of the Merger Agreement. The Board formed the Special Committee primarily because it recognized that a Merger transaction would present a conflict of interest for certain members of the Board since the members of the Board would be negotiating against themselves with the view toward increasing the price the Management Group would pay to acquire PDK. In addition, unlike PDK's shareholders generally, these members of the Board would have a continuing interest in PDK following the proposed acquisition. The Special Committee independently selected and retained legal and financial advisors who had no prior relationship with PDK or the Management Group, to assist it in its deliberations generally and in the negotiation of the Merger Agreement, in particular. It received an opinion from its financial advisor, JWGenesis Capital Markets, Inc. ("JWGenesis"), on which the Special Committee and the Board relied, that as of the date of the Merger Agreement, the $5.00 per share of Common Stock and $8.00 per share (plus accrued and unpaid dividends) of Preferred Stock you will receive in the Merger is fair to you from a financial point of view. For more information concerning the Special Committee, its activities and JWGenesis opinion, see "Special Factors - Background of the Merger" and " - Opinion of PDK's Financial Advisor."

           HOW WAS THE AMOUNT OF THE MERGER CONSIDERATION DETERMINED?

         The $5.00 per share of Common Stock and $8.00 per share of Preferred Stock Merger consideration was determined as a result of negotiations between the Special Committee and the Management Group. These negotiations resulted in the Management Group acquisition price being increased by more than 25% and 14% respectively, from the $4.00 per share of Common Stock and $7.00 per share of Preferred Stock first offered by the Management Group. For further information concerning the negotiation of the Merger consideration, see "Special Factors - Background of the Merger."

                       WHAT WILL I RECEIVE IN THE MERGER?

         As indicated above, you will be entitled to receive $5.00 in cash, without interest, for each share of PDK's Common Stock and $8.00 in cash, without interest, for each share of PDK's Preferred Stock that you own.

          IF THE MERGER IS COMPLETED, WHEN CAN I EXPECT TO RECEIVE THE
                       MERGER CONSIDERATION FOR MY SHARES?

         Promptly after the Merger is completed, we will send you detailed instructions regarding the surrender of your stock certificates. You should not send your stock certificates to PDK or anyone else until you receive these instructions. We will arrange for payment of the Merger consideration to be sent to you as promptly as practicable following our receipt of your stock certificates and other required documents. For further information concerning procedures for delivery of your shares and receipt of the Merger consideration, see "The Special Meeting - Payment of Merger Consideration and Surrender of Stock Certificates" and "The Merger - Conversion of Securities."

                 WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

         If the Merger is approved by the shareholders we expect to complete the Merger immediately following the Special Meeting.

                  WHAT VOTE IS REQUIRED TO APPROVE THE MERGER?

         Under PDK's articles of incorporation and in accordance with the Business Corporation Law of the State of New York, the affirmative vote of holders of two-thirds (2/3) of the outstanding shares of PDK's Common Stock is required to approve the Merger and the Merger Agreement. The Management Group currently has the right to vote approximately 29% of the outstanding shares of PDK Common Stock, and has a voting proxy to an additional 4% of the outstanding shares of Common

Stock, all of which shares they will vote in favor of the Merger Agreement. Accordingly, if holders of an additional 774,172 shares of PDK Common Stock, representing approximately 33% of the outstanding shares of PDK Common Stock, also vote in favor of the Merger and the Merger Agreement, the Merger and the Merger Agreement will be approved. See "The Special Meeting" and "Information Regarding PDK - Stock Ownership."

                           WHO CAN VOTE ON THE MERGER?

         All stockholders of record of PDK Common Stock as of the close of business on ________ __, 2000, including the Management Group, will be entitled to notice of, and to cast their votes at, the Special Meeting to approve or disapprove the Merger and the Merger Agreement, as well as the other matters to be presented for a vote of the shareholders at the meeting. Holders of shares of PDK Preferred Stock are not permitted to vote.

                  WHAT RIGHTS DO I HAVE IF I OPPOSE THE MERGER?

         If you oppose the Merger you may vote against it at the Special Meeting. You also have statutory appraisal rights for a court-ordered valuation of your shares. Accordingly, if the Merger is approved by the shareholders and is completed you may implement your statutory appraisal rights. See "The Special Meeting - Rights of Objecting Shareholders."

                           DISADVANTAGES TO THE MERGER

         If the Merger is consummated you will be precluded from having the opportunity to participate in the future growth prospects of PDK. In addition, the Management Group will have the opportunity to benefit from any increases in the value of PDK following the Merger and therefore may receive a substantial economic benefit from the transaction.

               WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME?

         The receipt of the Merger consideration by you will be a taxable transaction for federal income tax purposes. To review the tax consequences to you in greater detail, see "Federal Income Tax Consequences." Your tax consequences will depend on your personal situation. You should consult your tax advisors for a full understanding of the tax consequences of the Merger to you.

                            WHAT DO I NEED TO DO NOW?

         This proxy statement contains important information regarding the Merger as well as information about PDK, the Management Group and the company they organized to complete the Merger. It also contains important information about what the Board of directors and the Special Committee considered in evaluating the Merger. We urge you to read this proxy statement carefully, including its annexes. You may also want to review the documents referenced under the heading "Where You Can Find More Information."

                             HOW DO I CAST MY VOTE?

         Just indicate on your proxy card how you want to vote, and sign, date and mail it in the enclosed envelope as soon as possible. This is important so that your shares will be counted at the Special Meeting. As indicated above, approval of the Merger and the Merger Agreement requires the affirmative vote of holders of two-thirds of the outstanding shares of PDK Common Stock. Accordingly, a failure to vote or a vote to "ABSTAIN," as permitted on the proxy card, will have the same effect as a vote "AGAINST" the Merger. The Special Meeting will take place on _______, 2000 at _____ a.m., local time, at ______________. You may also attend the Special Meeting and vote your shares in person, rather than voting by proxy.

          IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY
                          BROKER VOTE MY SHARES FOR ME?

         Your broker will vote your shares, with regard to the Merger proposal, only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides to you for doing so. If you do not provide instructions to your broker, your shares will not be voted and they will have the effect of votes "AGAINST" the Merger and the Merger Agreement. We expect that your broker will generally vote your shares "FOR" any other matters to be presented for shareholder approval at the Special Meeting, unless you provide instructions to your broker to the contrary. See "What Other Matters Will Be Voted On At the Special Meeting?" For further information concerning procedures for dealing with your broker if your shares are held in "street name," see "The Special Meeting - Required Vote; Voting Procedures."

         MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

         Yes. A shareholder giving a proxy has the power to revoke it at any time before the vote is taken at the Special Meeting by:

               submitting to the Secretary of PDK a signed, written instrument revoking the proxy;

               submitting a duly executed proxy bearing a later date; or

               voting in person at the Special Meeting.

Any of these actions will have the automatic effect of revoking any prior proxy card that you have sent in. See "The Special Meeting - Voting and Revocation of Proxies."

           WHAT OTHER MATTERS WILL BE VOTED ON AT THE SPECIAL MEETING?

         Under New York law, only the specific matters included in a notice of the meeting and procedural motions regarding the conduct of the meeting may be presented for shareholder approval at a Special Meeting. The Company do not expect to ask you to vote on any other matters at the Special Meeting. However, if a motion is made to take some other action, including a procedural action such as to adjourn the meeting, you may also be asked to vote on such action at the Special Meeting. If you send your proxy card to the Board for use at the Special Meeting and do not revoke that proxy by means indicated above, Reginald Spinello and Karine Hollander will have authority to vote your shares in their discretion with regard to any such other motion or action that may arise. See "The Special Meeting - Other Matters to be Considered at the Special Meeting."


                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). As a result, the Company files reports, proxy statements and other information with the Commission. You can review and copy these reports, proxy statements and other information at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. 20549 and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can also obtain copies of these material at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Judiciary Plaza, Washington, D.C. 20549. You can call the Commission's Public Reference Section at (800) SEC-0330 to obtain information. You can also access copies of these materials at the Commission's web site on the internet at http://www.sec.gov. The Company will also send you copies of these documents on request and without charge.

         PDK, the Management Group and PDK Acquisition have jointly filed a
Schedule 13E-3 with the Commission with respect to the Merger. This proxy statement does not contain all of the information contained in the Schedule 13E-3, some of which is omitted as permitted by the Commission's rules. Statements made in this proxy statement, while complete in all material respects, are qualified by reference to documents filed as exhibits to the
Schedule 13E-3. The Schedule 13E-3, including exhibits, is available for inspection and copying at the Commission as described above.

                           FORWARD-LOOKING INFORMATION

         The following cautionary statement identifies important factors that could cause PDK's actual results to differ materially from those projected in forward-looking statements included in this proxy statement, including statements incorporated by reference into this proxy statement. Except for the historical information, the matters discussed in this proxy statement may be deemed forward-looking statements. Forward-looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact.

Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expect," "believe," "plan," "project," or other statements concerning our opinions or judgment about future events. Some of the factors that could cause actual results to differ materially include, but are not limited to: the effects of regulatory decisions; changes in law and other governmental actions and initiatives; uncertainties relating to global economic conditions; market acceptance of competing products; the availability and cost of raw materials, the Company's ability to successfully maintain or increase market share in its core business while expanding its product base into other markets; the strength of its distribution channels; and the Company's ability to manage fixed and variable expense growth relative to revenue growth.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

         If you would like additional copies of this document, or if you would like to ask any additional questions about the Merger, you should contact:

                                            PDK Labs Inc.
                                            Attention: Corporate Secretary
                                            145 Ricefield Lane
                                            Hauppauge, NY  11788
                                            Telephone: (631) 273-2630

                               THE SPECIAL MEETING

TIME, PLACE AND DATE; PROXY SOLICITATION

         The Special Meeting will be held on _______ __, 2000 at 10:00 a.m., local time, at __________________. The Company will pay all expenses incurred in connection with solicitation of the enclosed proxy. The Company's officers, directors and regular employees may solicit proxies by telephone or personal call, but they will receive no additional compensation for doing so. The Company has requested brokers and nominees who hold stock in their names to furnish this proxy material to their customers and to request authority for the execution of the proxy. The Company will reimburse these brokers and nominees for their related reasonable out-of-pocket expenses. In addition, the Company has engaged _________ to solicit proxies from these institutions. The Company has agreed to pay ___________, a fee of approximately $_______, plus expenses, for its services.

RECORD DATE AND QUORUM REQUIREMENT

         The PDK Common Stock is the only outstanding security of PDK entitled to vote at the Special Meeting. The Board has fixed the close of business on ___________ ____, 2000 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting, including at any adjournment thereof. Each holder of record of PDK Common Stock at the close of business on the record date is entitled to one vote for each share then held on each matter submitted to a vote of shareholders. At the close of business on the record date, 2,320,007 shares of PDK Common Stock were issued and outstanding, excluding treasury shares held by the Company, held by 964 holders of record.

         To conduct any business at the Special Meeting, holders of a majority of the outstanding shares must be present in person or represented by proxy at the beginning of the meeting. Proxies marked as abstentions are counted as shareholders represented by proxy at the Special Meeting for purposes of this quorum requirement.

REQUIRED VOTE; VOTING PROCEDURES

         Approval of the Merger Agreement, which is attached as Appendix A hereto, will require the affirmative vote of the holders of two-thirds (2/3) of the outstanding shares of PDK Common Stock entitled to vote at the Special Meeting. A FAILURE TO VOTE OR A VOTE TO ABSTAIN WILL HAVE THE SAME LEGAL EFFECT AS A VOTE CAST AGAINST APPROVAL.

         If you hold your shares through a broker, your broker will vote your shares, with regard to the Merger proposal, only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides to you for doing so. If you do not provide instructions to your broker, your shares will not be voted and they will have the effect of votes "AGAINST" the Merger and the Merger Agreement. We expect that your broker will generally vote your shares "FOR" any other matters to be presented for shareholder approval at the Special Meeting, unless you provide instructions to your broker to the contrary.

VOTING AND REVOCATION OF PROXIES

         A shareholder giving a proxy has the power to revoke it at any time before the vote is taken at the Special Meeting by:

                  submitting to the Secretary of PDK a written instrument revoking the proxy;

                  submitting a duly executed proxy bearing a later date; or

                  voting in person at the Special Meeting.

Subject to revocation, all shares represented by each properly executed proxy received by the Secretary of PDK will be voted in accordance with the instructions indicated on the proxy, and if no instructions are indicated, will be voted to approve the Merger and the Merger Agreement and on any other matter considered at the meeting as the persons named on the enclosed proxy card in their discretion decide.

         The shares represented by the accompanying proxy card and entitled to vote will be voted if the proxy card is properly signed and received by the Secretary of the Company prior to the Special Meeting.

EFFECTIVE TIME

         The Merger will be effective following shareholder approval of the Merger Agreement when articles of Merger are filed with the Secretary of State of the State of New York. The time the Merger becomes effective is referred to as the "Effective Time." If the Merger is approved by the shareholders at the Special Meeting, we currently expect to complete the Merger and file articles of Merger as soon as practicable after the Special Meeting, subject to the satisfaction or waiver of the terms and conditions included in the Merger Agreement. See "The Merger -- Conditions."

PAYMENT OF MERGER CONSIDERATION AND SURRENDER OF STOCK CERTIFICATES

         If the Merger is completed, we will send you detailed instructions regarding the surrender of your stock certificates. You should not send your stock certificates to PDK or anyone else until you receive these instructions. We will send payment of the Merger consideration to you as promptly as practicable following our receipt of your stock certificates and other required documents. For further information concerning procedures for delivery of your shares and receipt of the Merger consideration, see "The Merger - Conversion of Securities."

RIGHTS OF OBJECTING SHAREHOLDERS

         If you oppose the Merger you may vote against it at the Special Meeting. Even if you vote against the Merger, if holders of two-thirds of the outstanding shares of PDK's Common Stock vote to approve the Merger and Merger Agreement, the Merger will be completed and your shares of PDK Common Stock will be converted into the right to receive the $5.00 per share in cash without interest, of PDK Common Stock and your shares of PDK Preferred stock will be converted into the right to receive $8.00 per share in cash (plus accrued and unpaid dividends) as the Merger consideration.

         Because PDK is incorporated in New York, New York law governs its internal affairs, as well as any rights you may have if you object to the Merger. New York, like many states, generally provides a statutory remedy to shareholders who object to a Merger. This remedy, commonly called "appraisal rights," entitles shareholders who object to a Merger and who follow required procedures to ask a court to determine the fair value of their shares and requires payment of that amount instead of the Merger consideration.

         The New York statute establishing appraisal rights provides that appraisal rights are the exclusive remedy available to shareholders that have those rights, except that those shareholders may challenge a Merger if the Merger is unlawful or fraudulent.

         Pursuant to Section 910 of New York Business Corporation Law, holders of PDK Common Stock and Preferred Stock at the close of business on the record date have the right to dissent from the Merger and, if the Merger Agreement is approved and the Merger is consummated, receive payment of the fair value of their PDK Common Stock and Preferred Stock by complying with the requirements of
Section 623 of New York Business Corporation Law (the full text of which is set forth as Appendix B to this Proxy Statement). Section 623 requires that any such shareholder who wishes to exercise such appraisal rights must not vote in favor of the adoption of the Merger or the Merger Agreement, and must file with PDK, before shareholders vote on the Merger or the Merger Agreement, a written objection including a notice of election to dissent, his name and residence address, the number of shares as to which he dissents (shareholders may not dissent as to less than all of their shares) and a demand for payment for his shares if the Merger is effected. Such objection is not required from any shareholder to whom PDK did not give proper notice of the Special meeting. Within 10 days after the vote of shareholders authorizing the Merger, PDK must give written notice of such authorization to each dissenting shareholder who filed written objection or from whom written objection was not required. Any shareholder from whom written objection was not required and who elects to dissent from the Merger must file with PDK, within 20 days after the giving of such notice to him, a written notice of such election, stating his name and residence address, the number of shares as to which he dissents and a demand for payment of the fair value for his shares. At the time of filing the notice of election to dissent or within one month thereafter, the shareholder must submit the certificates representing his shares to PDK or its transfer agent for notation thereon of the election to dissent, after which such certificates will be returned to the shareholder. Failure to submit the certificates for such notation may result in the loss of appraisal rights. Within 15 days after the expiration of the period within which shareholders may file their notices of election to dissent or within 15 days after consummation of the Merger, whichever is later (but not later than 90 days after the shareholders' vote authorizing the Merger Agreement), PDK must make a written offer (which if the Merger has not been consummated, may be conditioned upon such consummation) to each shareholder who has filed such notice of election to pay for his shares at a specified price which PDK considers to be their fair value. If PDK fails to make the offer within such 15-day period, or if any dissenting shareholder fails to agree to it within 30 days after it is made, PDK shall institute a judicial proceeding within 20 days after the expiration of the applicable period to determine the rights of dissenting shareholders and to fix the fair market value of their shares of PDK Common Stock. If PDK fails to institute such proceeding, a dissenting shareholder may institute the same. A negative vote on the Merger Agreement does not constitute a "written objection" required to be filed by a dissenting shareholder.

         The foregoing summary does not purport to be a complete statement of the provisions of Section 623 of New York Business Corporation Law, and is qualified in its entirety by reference to a copy of Section 623 of the New York Business Corporation Law which is attached as Appendix B.

         If you object to the Merger and wish to examine your rights further, you should consult your legal counsel at your expense. Neither PDK, PDK Acquisition, nor the Management Group has made any provision to reimburse you for any of your legal expenses or for any expenses for any appraisal services you may obtain in separately evaluating the Merger. Your right to examine PDK's corporate records is described in "Information Regarding PDK - Incorporation of Documents by Reference."

OTHER MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

         Under New York law, only the specific matters included in a notice of the meeting and procedural motions regarding the conduct of the meeting may be presented for shareholder approval at a Special Meeting. We do not expect to ask you to vote on any other matters at the Special Meeting. However, if a motion is made to take some other action, including a procedural action such as to adjourn the meeting, you may also be asked to vote on such action at the Special Meeting. If you send your proxy card to us for use at the Special Meeting and do not revoke that proxy by the means indicated above, we will have authority to vote your shares in our discretion with regard to any such other motion or action that may arise.

                                 SPECIAL FACTORS

BACKGROUND OF THE MERGER

         During the last calendar quarter of Fiscal 1999, Reginald Spinello, PDK's Chairman of the Board, had one or more conversations with members of the Company's management regarding whether PDK should remain a public company, due to its small size, lack of growth, and the illiquidity of its shares. At a meeting of the Board in 1999, Mr. Spinello informed the other directors of his conversations. Mr. Spinello also indicated to the other directors that the end of PDK's then current fiscal year, November 30, 1999 would be an appropriate time to review PDK's performance. If by that time, PDK's financial results, operating prospects and share price had not improved, the Board would need to explore more vigorously possible alternatives to enhance shareholder value. At this meeting Mr. Spinello indicated to the directors that if the Board were to consider alternatives to PDK remaining a public company he would like to explore the feasibility of taking PDK private.

         In January 2000, members of the Management Group reviewed PDK's financial results and the Company's stock prices. At this time Mr. Spinello decided to explore the possibility of putting together a group to take PDK private.

         On January 6, 2000, members of the Management Group met with representatives of Foothill Financial ("Foothill") regarding receiving possible financing in connection with taking the Company private. Foothill commenced a due diligence review of PDK.

         On February 7, 2000, members of the Management Group had initial contact with representatives of CIT Financial Group ("CIT") regarding receiving possible financing in connection with taking the Company private.

         On April 7, 2000, at a Special Meeting of the Board called by Mr. Spinello, Mr. Spinello again informed the Board of his desire to continue to examine a possible acquisition of PDK and requested the Board to permit him to provide possible financing sources with non-public information, including projections.

         On April 7, 2000, at a Special Meeting of the Board, Mr. Spinello advised the Board that a group including Mr. Spinello and Ms. Hollander were prepared to make an offer to purchase all of the outstanding equity securities of PDK in a range of $4.50 to $5.00 per share of Common Stock and $6.00 to $8.00 per share of Preferred Stock (plus accrued and unpaid dividends). After discussion of the actions that needed to be taken to review the offer from the Management Group, the Board resolved to establish a Special Committee consisting of director Ira Helman, who was the only disinterested director, to review, analyze and make recommendations to the Board regarding the management offer. The Board delegated to the Special Committee broad authority to consider any proposal made by Mr. Spinello or any other person with respect to acquiring PDK, to retain independent legal counsel and financial advisor, and to explore other available strategic alternatives to maximize shareholder value. The Board formed the Special Committee primarily because it believed that the exploration by the management group of a possible acquisition of PDK would present conflicts of interest for them as officers and directors of PDK since, unlike the other PDK shareholders, they would have a continuing interest in PDK following the completion of such a transaction. The Board selected Mr. Helman as the one person Special Committee because he was not employed by PDK and would neither be employed nor own an equity interest in PDK following the completion of any transaction with the Management Group or any other likely acquiror. Immediately following the Board meeting, Mr. Helman proceeded to retain independent legal counsel and an independent financial advisor to assist the Special Committee in its work.

         Following the April 7, 2000, Board meeting, the Special Committee began the process of retaining independent legal and financial advisors. On April 26, 2000 the Special Committee retained Bryan Cave LLP as its counsel. In addition, the Special Committee and its counsel contacted and interviewed two investment banking firms to discuss their interest in serving as financial advisor to the Special Committee. One of the investment banking firms contacted, JWGenesis Capital Markets, Inc., ("JW Genesis") had been referred to the Special Committee by counsel to the Management Group. Prior to its selection by the Special Committee, JWGenesis had, at the request of the Board, performed some due diligence investigations of PDK and, during the course of such due diligence, had discussions with management of PDK between April 19, 2000 and May 5, 2000. Based upon discussions with representatives of JWGenesis, the Special Committee determined that JWGenesis' prior work on the project would not preclude it from continuing with the assignment and on May 22, 2000, the Special Committee advised JWGenesis that it had been selected. On June 2, 2000, JWGenesis executed an engagement letter with the Special Committee on behalf of PDK and commenced work for the Special Committee on June 5, 2000.

         In May, 2000, members of the Management Group had an initial meeting with CIT and CIT commenced a due diligence review of PDK.

         On May 9, 2000, members of the Management Group, met with representatives of GE Capital Corp. ("GE Capital"). At the meeting, representatives of GE Capital presented their ideas for possible transactions to enhance shareholder value, including the possible acquisition by the management of PDK. GE Capital also presented a preliminary assessment of the availability of financing to fund an acquisition by management.

         On June 8, 2000, Mr. Spinello met with representatives of GE Capital to further discuss the feasibility of a potential acquisition by a management group, including refining its preliminary assessment of the availability of adequate financing to fund an acquisition. At that meeting, GE Capital provided Mr. Spinello with its preliminary assessment of the availability of financing to support an acquisition of PDK, describing possible financing structures that would involve debt financing. Members of the Management Group subsequently met with GE Capital on June 19, 2000. At a subsequent meeting on July 11, 2000 GE Capital advised Mr. Spinello that, as a preliminary assessment, based on its experience in arranging financing for other customers, financing would be available to support an acquisition of PDK by the Management Group.

         From early June 2000 through July 24, 2000, representatives of JWGenesis gathered from various sources extensive information regarding PDK, its products, operations, prospects, customers, competitors and other relevant information. As part of this process JWGenesis representatives met several times with Mr. Spinello and other PDK employees. Mr. Spinello also provided to JWGenesis copies of what he stated were all of the other materials he had provided to Foothill, CIT and GE Capital.

         On June 20, 2000, JWGenesis presented to the Special Committee a list of 47 companies identified by JWGenesis that it intended to contact regarding a possible transaction with PDK and an executive summary to be sent to such companies. The Special Committee approved the contact list and executive summary and on June 22, 2000 JWGenesis began contacting these companies regarding their interest in a transaction with PDK. At about the same time, JWGenesis contacted the Management Group and invited them to submit a formal offer. On June 27, 2000, JWGenesis advised the Special Committee and its counsel that one of the companies contacted expressed an interest in receiving additional information regarding PDK and a confidentiality agreement was executed with this company. On June 28, 2000, JWGenesis informed the Special Committee that such interested party would consider a transaction only with the consent and assistance of management. On June 30, 2000, management informed JWGenesis and the Special Committee that they were not interested in continuing their employment with PDK if it was acquired by another bidder. On July 7, 2000, JWGenesis presented to the Special Committee the preliminary results of the marketing effort undertaken by JWGenesis and confirmed that out of all of the companies contacted to that date, that there was only one potentially interested party, but that such party would consider a transaction only with the consent and assistance of management.

         On July 13, 2000, Mr. Spinello presented to the Board a written offer on behalf of a newly formed entity controlled by the Management Group to enter into a Merger transaction with PDK the result of which is that each share of Common Stock held by the public shareholders would be converted into the right to receive $4.00 per share in cash and that each share of Preferred Stock held by the public shareholders would be converted into the right to receive $7.00 per share in cash.

         On July 13 2000, counsel to the Management Group distributed to the Special Committee, PDK and their respective legal counsel a form of Merger Agreement.

         On July 17, 2000, the Special Committee met telephonically with its legal advisor and its financial advisor. At that meeting, JWGenesis presented its overview of its analysis of the Merger consideration and its valuation of PDK and indicated that it would not be prepared to render an opinion that the $4.00 per share consideration for Common Stock initially offered by the Management Group was fair to the public shareholders from a financial point of view.

         On July 17, 2000, the Management Group delivered to the Special Committee a letter increasing its proposed acquisition price to $8.00 per share of PDK Preferred Stock. The closing price of PDK Common Stock and PDK Preferred Stock on the Nasdaq Stock Market on July 17, 2000 was $3.625 and $5.75 per share respectively.

         On July 18, 2000, the Special Committee advised Mr. Spinello of its analysis of the adequacy of the Merger consideration offered by the Management Group and that JWGenesis was not prepared to render an opinion that the per share consideration offered was fair to the public shareholders from a financial point of view.

         On July 18, 2000, the Management Group increased its proposed acquisition price to $4.25 per share of PDK Common Stock.

         On July 19, 2000, the Management Group increased its proposed acquisition price to $4.50 per share of PDK Common and later in the day to $4.75 per share of PDK Common Stock.

         On July 19, 2000, Mr. Helman told Mr. Spinello that he would recommend the Management Group's proposal to the Board if they increased their price to $5.00 per share of PDK Common Stock and $8.00 per share of PDK Preferred Stock. The Management Group agreed to increase its offer to $5.00 per share of PDK Common Stock and $8.00 per share of PDK Preferred Stock. The Special Committee requested that JWGenesis render to the Special Committee and the Board an opinion as to the fairness of the Management Group's offer.

         On July 19, 2000, the Special Committee considered the revised offer with its financial advisor and concluded that the revised offer was fair to the public shareholders.

         On July 19, 2000, PDK issued a press release announcing its receipt of the Management Group's acquisition proposal and indicating that the Special Committee had been formed to consider the proposal as well as other strategic alternatives to maximize shareholder value. The press release also noted that the Special Committee had retained JWGenesis as its financial adviser.

         At a meeting of the Board held on July 26, 2000, JWGenesis presented its oral opinion that the proposed Merger consideration of $5.00 per share in cash for each share of Common Stock held by the public shareholders and $8.00 per share plus accrued dividends in cash for each share of Preferred Stock held by the public shareholders was fair from a financial point of view. The Special Committee reported to the Board that it had concluded, and so advised and recommended to the Board, that the terms of the Merger be approved and that the Board declare its advisability.

         At a meeting of the Board on August 3, 2000, the Board determined that the terms of the Merger Agreement were fair to and in the best interests of PDK and the public shareholders. The Merger Agreement was executed, on August 3, 2000.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS

         As discussed above under " - Background of the Merger," the Special Committee and the Board of directors (other than Mr. Spinello and Ms. Hollander, who abstained) unanimously determined that the Merger Agreement and the Merger are fair to and in the best interests of the public shareholders. The Special Committee and the Board recommend that you vote "FOR" the approval of the Merger Agreement and the Merger.

         In reaching the determination that the Merger Agreement and the Merger are fair to and in the best interests of the public shareholders, the Special Committee and the Board consulted with their financial and legal advisors, drew on their knowledge of the Company's business, operations, properties, assets, financial condition, operating results, historical public share trading prices and prospects and considered the following factors, each of which, in the opinion of the Special Committee and the Board, supported the determination:


                  o the belief of the Special Committee and the Board that the Merger was a better alternative for the public shareholders than continuing to operate PDK as a public company. The Special Committee concluded that, based on PDK's limited trading volume, institutional sponsorship and public float, its small market capitalization, and the lack of research attention that it received from market analysts, PDK's continuing status as a public company would limit the ability of PDK's shareholders to obtain a fair price in selling their shares in the market. See "- Background of the Merger" and "Projections."

                  o the fact that the $5.00 per share of Common Stock and $8.00 per share (plus accrued and unpaid dividends) of Preferred Stock Merger consideration represented a significant premium to recent historical trading prices of the PDK Common Stock. The Special Committee and the Board recognized that the Merger consideration represented a 38% premium and a 39% premium to the closing price of PDK Common Stock and Preferred Stock respectively on the day of the Management Group's initial offer. See "Information Regarding PDK - Market Prices of Common Stock and Preferred Stock and Preferred Stock and Dividends."

                  o the financial advisor's opinion to the Special Committee and the Board to the effect that the Merger consideration is fair to PDK's shareholders from a financial point of view. JWGenesis analyzed the going concern value of PDK, discounted cash flow, leveraged buyout, liquidation and premiums paid analyses. JWGenesis also analyzed the repurchase of a block of 500,000 shares of the Company's Common Stock from a sophisticated institutional investor which occurred on September 30, 1999. The Special Committee noted that a number of the per share value calculations resulting from JWGenesis' analyses were in excess of the Merger consideration; however, they concluded that these methodologies were not the best indicators of fair value for PDK. The Special Committee considered it significant that JWGenesis' calculations assumed that we would be operated by a management team with the perceived ability to achieve the financial results in the Management Group projections. Given our management's unwillingness to remain with PDK if it were purchased by another party, the Special Committee considered the leveraged buyout analysis to be the most relevant methodology. The Special

                           Committee noted that the Merger consideration was near the high end of the range of values calculated by JWGenesis using the leveraged buyout method. See "
                           - Opinion of PDK's Financial Advisor."

                  o the negotiations between the Special Committee and the Management Group, which resulted in their offer price for PDK Common Stock and PDK Preferred Stock being increased by more than 25% and 14% respectively. The Special Committee and the Board considered the fact that these negotiations were conducted over a period of during which time the Special Committee received and rejected proposals or inquiries from the Management Group at $4.00, $4.25, $4.50 and $4.75 per share of PDK Common Stock and $7.00 per share of PDK Preferred Stock. At the time the Merger Agreement was executed, the Special Committee and the Board believed that the $5.00 per share of PDK Common Stock and $8.00 per share (plus accrued and unpaid dividends) of PDK Preferred Stock Merger consideration was the highest price the Management Group could or would be likely to offer. See " - Background of the Merger."

                  o the requirement that the Merger be approved by the holders of two-thirds (2/3) of the outstanding shares of PDK Common Stock, which allows for an informed vote by the public shareholders on the merits of the transaction without requiring a tender of shares or other potentially coercive transaction structure, and which implicitly requires (because the Management Group owns approximately 33% of the outstanding shares) that, for the Merger to be approved, holders of 33% of the outstanding shares, in addition to the Management Group, must vote to approve the transaction. See "The Merger - Conditions."

         In concluding that the Merger is fair to and in the best interests of the public shareholders, the Special Committee and the Board also considered the following factors, each of which the Special Committee and the Board considered to be a negative factor:

                  o the fact that consummation of the Merger would preclude the public shareholders from having the opportunity to participate in the future growth prospects of PDK. In addition, the Special Committee and the Board recognized that the Management Group will have the opportunity to benefit from any increases in the value of PDK following the Merger as a result of their increased equity interest in PDK and therefore may receive a substantial economic benefit from the transaction. See "-Purpose and Reasons of the Management Group for the Merger" and "Effects of the Merger."

                  o the potential conflicts of interest of the Management Group resulting from the foregoing benefits that may be realized by them. In addition, the Special Committee and the Board considered the potential conflicts of interest of Lawrence Simon and Thomas Keith resulting from their positions with unrelated companies that are significantly reliant on PDK. See "Directors and Executive Officers". The Special Committee and the Board believe, however, that the procedures followed in the process of considering the Management Group offer, and negotiating the terms of the Merger Agreement addressed these conflicts and were fair to the public shareholders. See " - Background of the Merger" and " - Conflicts of Interest."

         The foregoing discussion of the information and factors considered by the Special Committee and the Board is not meant to be exhaustive, but includes all material factors considered by the Special Committee and the Board as part of the determination that the Merger and the Merger Agreement are fair to, and in the best interests of, PDK and the public shareholders and the recommendation that the shareholders approve the Merger and the Merger Agreement. While each of the Board and the Special Committee adopted the analysis and conclusions of JWGenesis as described in "Opinion of PDK's Financial Advisor," they also considered all of the factors listed above in making the determination that the Merger and the Merger Agreement are fair to, and in the best interests of, PDK and the public shareholders. Based on the factors described above, including the appointment of the Special Committee, its engagement of JWGenesis and separate legal counsel to negotiate on its behalf, and the Management Group's unwillingness to continue their employment if PDK was sold to another bidder, the Board and the Special Committee also believe that the Merger is procedurally fair to the public shareholders. The Special Committee and the Board did not assign relative weights or quantifiable values to those positive and negative factors. Rather, both the Special Committee and the Board of directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it. However, in the opinion of the Special Committee and the Board of directors, the positive factors set forth above outweighed the negative factors set forth above.

OPINION OF PDK'S FINANCIAL ADVISOR

         The Special Committee retained JWGenesis to act as its financial advisor and, as requested by the Special Committee, to (i) assist in identifying and analyzing PDK's strategic alternatives, and (ii) review and analyze any proposals for any sale or business combination of PDK, including any proposal from the Management Group. In its engagement letter, JWGenesis also agreed that, if requested by the Special Committee, it would render an opinion as to the fairness of such a transaction, from a financial point of view, to PDK's public shareholders. Prior to being engaged as the financial advisor to the Special Committee, JWGenesis had no prior professional relationship with PDK.

         At the request of the Special Committee, on July 21, 2000 JWGenesis rendered its oral opinion to the Special Committee and the Board to the effect that, as of that date and subject to the assumptions made, matters considered and limits of the review undertaken by JWGenesis described in its opinion, the Merger consideration to be received by PDK's common and preferred stockholders pursuant to the Merger was fair from a financial point of view to such stockholders. JWGenesis subsequently confirmed this opinion in writing by letter dated August 3, 2000.

         The full text of JWGenesis' written opinion is attached as Appendix C to this proxy statement. We refer you to JWGenesis' opinion, and you should consider it as a part of this proxy statement since we are incorporating it by this reference. The following description of JWGenesis' opinion is only a summary of it, and you should read the full opinion for a complete understanding of the opinion's assumptions, considerations and limitations.

         You should be aware that the JWGenesis opinion only advises the Special Committee and the Board concerning the fairness from a financial point of view of the Merger consideration. The opinion does not address the merits of the Board's decision to approve the Merger. The opinion is not a recommendation to you that you vote for or against the Merger or that you take any other action regarding the Merger.

         In preparing its opinion, JWGenesis, among other things:

   a) reviewed the financial terms of the Agreement;

   b) reviewed and analyzed certain business and financial information with respect to PDK, including financial forecasts, prepared by the Company (the Special Committee has advised us that it has no reason to believe that management has changed its position with respect to such information; additionally, management has advised us that it has not changed its position with respect to such information);

   c) held discussions with certain members of the management of the Company concerning its business, operations and prospects and visited the Company's facility;

   d) reviewed the Company's Annual Reports on Forms 10-K for the four fiscal years ended November 30, 1999 and the Company's Quarterly Report on Form 10-Q for the period ended May 31, 2000;

   e) reviewed the price and public trading history of the Company's common stock and preferred stock; and

   f) reviewed certain publicly available information provided to us by the Company regarding the industry in which the Company competes.

         JWGenesis did not independently verify any of the information it obtained for purposes of its opinion. Instead, JWGenesis assumed the accuracy and completeness of all such information. JWGenesis relied upon the Company's management's assurances that information concerning the Company's prospects reflected the best currently available judgments and estimates of management as to the Company's likely future financial performance. As to all legal matters, JWGenesis relied on the advice of counsel to the Special Committee and has assumed that the Merger will be consummated in accordance with the terms of the Merger Agreement. JWGenesis did not make an independent inspection, evaluation or appraisal of the assets or liabilities of PDK, nor did anyone furnish JWGenesis' with any such evaluation or appraisal. The JWGenesis opinion is based on market, economic, and other conditions as they existed and could be evaluated at the time the opinion was given.

         No limitations were imposed by PDK, the Special Committee or the Board on the scope of JWGenesis' investigation or the procedures JWGenesis followed in rendering its opinion.

         In addressing the fairness, from a financial point of view, of the Merger consideration to be received by the unaffiliated shareholders of PDK, JWGenesis employed a variety of generally recognized valuation methodologies and performed those which it believed were most appropriate for developing its opinion. The preparation of a fairness opinion involves various determinations of the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, JWGenesis did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments about the significance and relevance of each analysis and factor. Such analysis resulted in the calculation of ranges of implied per share values for PDK Common Stock and Preferred Stock, including implied values that were greater than the Merger consideration, but JWGenesis did not consider that any particular implied value, whether less than or greater than the Merger consideration, was determinative of fairness.

         JWGenesis believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, would create an incomplete view of the process underlying its opinion.

         In performing its analyses, JWGenesis made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of PDK. The analyses performed by JWGenesis do not purport to be an appraisal and are not necessarily indicative of actual values, trading values or actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by JWGenesis' analyses.

         In connection with its analyses, JWGenesis utilized estimates and forecasts of our future operating results contained in or derived from the Management Group's projections. Analyses based on forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than the forecasts. The analyses are inherently subject to uncertainty, being based on numerous factors or events beyond the control of PDK. Therefore, future results or actual values may be materially different from these forecasts or assumptions. The JWGenesis opinion was one of many factors taken into consideration by the Special Committee and the Board in making their determination to approve the Merger Agreement. Consequently, the analyses described below should not be viewed as determinative of the opinion of either the Special Committee or the Board with respect to the value of PDK or whether the Special Committee or the Board would have been willing to agree to different terms for the Merger.

         The following is a brief summary of the material analyses performed by JWGenesis in connection with rendering the JWGenesis opinion to the Special Committee and the Board. For purposes of the financial analyses from which these per share values are derived, JWGenesis assumed that we would be operated by a management team with the perceived ability to achieve the financial results of the projections. The following analyses reflect substantially the same methodologies used by JWGenesis in its preliminary oral presentation to the Special Committee on July 26, 2000, and updated and confirmed in written form to reflect financial information and market data that was available as of and on August 3, 2000:

         For its evaluations, JWGenesis calculated a range of values for PDK using five approaches: (i) a discounted cash flow analysis; (ii) a leveraged buyout analysis; (iii) a liquidation analysis; (iv) a premiums paid analysis and
(v) an analysis of the Company's recent repurchase of a large block of its Common Stock from an institutional investor. In certain cases, investment banks sometimes utilize two other analyses, a market multiples analysis, based upon comparable publicly-traded companies, and an acquisition multiples analysis, based upon acquisitions of comparable companies during recent years. JWGenesis determined that these two other analyses were not feasible in this circumstance, because JWGenesis was unable to identify any other publicly-traded company (or any company acquired during the past three years) that is subject to the high level of risk associated with the relative near-term possibility that the federal government could interrupt or end the company's main business functions.

         In the discounted cash flow analysis, JWGenesis analyzed cash flows derived from projections for PDK that were developed by the Company's management team and reviewed by JWGenesis. In making this analysis, JWGenesis adjusted these cash flow projections by lowering management's projected operating costs by amounts equal to estimated cost savings JWGenesis believe could be achieved as a private company. JWGenesis discounted the cash flows using a range of discount rates based upon its estimation of an investor's expected rate of return for a risk capital investment in the Company. JWGenesis developed the range of discount rates by establishing a midpoint rate of return of 40%, which was lower than all of the rates of return stated by the 24 financial acquirers with whom JWGenesis discussed the transaction, and then establishing the high- and low-points of the range as 500 basis points higher and lower, respectively than the mid-point. JWGenesis believed this method results in a lower discount rate than would be applied by an independent leverage buyout firm and thus would result in a higher valuation for the shares.

         In the last year of the analysis, JWGenesis derived a hypothetical terminal value for the business on an unleveraged basis by applying a range of exit multiples. The exit multiples are based on the average EBITDA multiples paid in 28 acquisitions of manufacturing and distribution companies during the 12 months ended June 23, 2000 with transaction values less than or equal to $100 million, as calculated by Portfolio Management Data and reported in The Daily Deal on June 28, 2000. JWGenesis developed the range by increasing and decreasing the calculated median EBITDA multiple by 1.0 multiple allowing JWGenesis to calculate a range of prices which an acquirer could pay for the common stock.

         In the leveraged buyout analysis, JWGenesis estimated the amount a financial buyer would expect to pay for PDK, assuming the maximum amount of debt and equity financing to the extent equity investment returns of 35% to 45% can be obtained. JWGenesis' analysis was based on operating projections and general assumptions developed by the Company's management and reviewed by JWGenesis. In making this analysis, JWGenesis adjusted the Company's projections by lowering management's projected operating costs by amounts equal to estimated cost savings JWGenesis believe could be achieved as a private company. JWGenesis developed the range of discount rates by establishing a midpoint rate of return of 40%, which was lower than all of the rates of return stated by the 24 financial acquirers with whom JWGenesis discussed the transaction, and then establishing the high- and low-points of the range as 500 basis points higher and lower, respectively than the mid-point. JWGenesis believed this method results in a lower discount rate than would be applied by an independent leverage buyout firm and thus would result in a higher valuation for the shares.

         In the analysis, the amount of equity assumed invested was limited to amounts which would return 35% to 45% on equity annually after granting an assumed 10.0% equity position to management. The sum of the debt and equity, less estimated fees to consummate such a transaction, provides an implied price which an acquirer could pay for all of the common and preferred stock of the Company.

         In the liquidation analysis, JWGenesis estimated the proceeds from an orderly liquidation, given the stated value of the Company's assets and liabilities at May 31, 2000. JWGenesis assumed that a liquidator could raise 100% of the stated value of the Company's cash and securities, 75% of accounts receivable and equipment and vehicles and 50% of inventory, prepaid expenses, amounts due from suppliers and other assets. In making this analysis, JWGenesis did not write-off the inventories of List 1 Chemicals and products derived from List 1 Chemicals, even though these inventory items could be subject to impairment as a result of action by the federal government. JWGenesis also assumed the claims against the estate, consisting of accounts payable, dividends payable on the Company's preferred stock, bank debt and the minority interest would be paid in full. Assuming a $7.00 liquidation payment to the holders of the Company's preferred stock (the contractual liquidation preference) yields the value attributable to the common stock. In this analysis, cash available to the Preferred and Common Stockholders was approximately 4.7 times the cash required to pay the contractual liquidation preference on the Preferred Stock..

         The premiums paid analysis compares the market price of a company's common stock prior to the announcement of a transaction with the price after the announcement. Based on an efficient market theory, the pre-announcement price reflects the market's perception about the value of a company as a going concern, while the proposed acquisition price reflects the value of the consideration being offered by the other party to the transaction. Because of day-to-day market fluctuations, particularly for a small capitalization stock, and transaction information leaks, in addition to analyzing the closing price of PDK's common stock immediately before the announcement, JWGenesis also analyzed the stock's closing price one week before the announcement of the transaction. This allowed JWGenesis to calculate a range of prices for the Company's common stock.

         In its fifth analysis, JWGenesis reviewed the Company's recent repurchase of its common stock from a sophisticated institutional investor. Heartland Advisors, Inc. ("Heartland"), based in Milwaukee, Wisconsin, was formed in 1982 and manages more than $2.4 billion (as of June 30, 2000) for institutions, individual clients and investor accounts. On September 30, 1999, the Company repurchased 380,000 shares of its common stock from the Heartland Value Fund (the "Fund") and 100,000 shares of its common stock from William J. Nasgovitzat, Heartland's founder and president, at $5.00 per share.

         In its analysis of PDK's repurchase of common shares from Heartland Advisors, JWGenesis compared PDK's operating performance during the 12 months ended September 30, 1999 (the last 12 months of operations prior to Heartland selling their common stock to the Company) with the operating performance of the Company during the 12 months ended May 31, 2000. JWGenesis compared certain measures of operating performance such as sales, gross profit, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT"), pretax income and net income in each period to determine if the Company's performance had improved, remained largely unchanged or declined since Heartland negotiated the value at which the Company repurchased its shares. JWGenesis calculated the percentage decrease or increase for each measure of operating performance and the median and mean of the changes of all of the measures of operating performance. JWGenesis then multiplied the resultant median change by the price at which Heartland sold its shares, the product of which JWGenesis used as a proxy current value.

         Because the liquidation analysis demonstrated cash available to the preferred and common stockholders of about 4.7 times the cash required to pay the liquidation preference on the preferred stock, JWGenesis determined that it could not render an opinion of fairness on the preferred at a price less than the preferred holders are contractually entitled to in a winding down of the Company. To calculated its ranges of fairness for the Consideration on a per share basis, JWGenesis assumed and $8.00 price for the preferred stock in each of its analyses except the liquidation analysis (since the contractual liquidation preference on the preferred stock is $7.00 per preferred share). JWGenesis' median valuation for PDK's equity and its common stock resultant from all of the valuation ranges of all of the analyses was $14,468,802 and $4.67, respectively. The $1.00 premium which is being offered for the preferred stock results in $460,566 being paid to the holders of the preferred stock that, in its absence, would have been paid to the common shareholders. This amount is equal to less than $0.20 per common share.

         JWGenesis did not ascribe different weightings to each analysis because in every analysis except the leveraged buyout analysis described above, the consideration exceeded the median values for PDK's equity JWGenesis calculated. In that case, the median value exceeded the consideration by $70,139 or less than 0.5% of the consideration. On a per share basis, the consideration offered for the Company's common stock exceeds the median values for PDK's common stock JWGenesis calculated in all of the analyses herein, except the leveraged buyout analysis and the liquidation analysis. In those cases, the median values exceeded the per share consideration by $0.03 and $0.10, respectively, or less than 2.0% of the per share consideration.

         As previously stated, the $1.00 premium which is being offered for the preferred stock results in $460,566 being paid to the holders of the preferred stock that, in its absence, would have added $0.20 per share to the Consideration being offered to the common shareholders. Adding the $0.20 to JWGenesis' median valuation of $4.67 is less than the Consideration being offered by the PDK Acquisition.

         Pursuant to its engagement letter with JWGenesis dated June 2, 2000, the Special Committee of PDK agreed to pay to JWGenesis an aggregate fee of approximately $150,000 for its services in connection with the Merger, all of which has been paid. The engagement letter also provides that PDK will reimburse JWGenesis for its reasonable travel, legal and other out-of-pocket expenses incurred in connection with JWGenesis' role thereunder and will indemnify JWGenesis and its affiliates from and against certain liabilities. These liabilities include liabilities under the federal securities laws in connection with the engagement of JWGenesis by the Special Committee.

         The Special Committee retained JWGenesis on the basis of its experience with Mergers and acquisitions, financings and advising Boards of directors and shareholders regarding strategic alternatives. JWGenesis is regularly engaged in the valuation of businesses and their securities in connection with Mergers, acquisitions and private placements of securities

CONFLICTS OF INTEREST

         In considering the recommendations of the Special Committee and the Board with respect to the Merger, shareholders should be aware that the Management Group, which consists of two members of the Company's Board, will own 100% of the outstanding equity of PDK upon completion of the Merger. The Special Committee and the Board were aware of this conflict of interest and considered it among other factors described under " - The Recommendation of the Special Committee and the Board of Directors."

         The Merger Agreement requires that PDK provide indemnification to its current and former directors and officers against liabilities (including reasonable attorneys' fees) relating to actions or omissions arising out of their being a director, officer, employee or agent of PDK at or prior to the time the Merger is completed (including the transactions contemplated by the Merger Agreement). In addition, PDK is obligated for a period of six years from the time the Merger is completed to continue in effect directors' and officers' liability insurance with respect to matters occurring prior to the time the Merger is completed, which insurance must contain terms and conditions no less advantageous than are contained in PDK's current directors' and officers' liability insurance policy. If, however, PDK's premiums for this insurance increase, PDK is not obligated to expend annually more than 300% of the current cost of this coverage, during the three years after the merger is completed and more than 200% of the current cost of this coverage during the following three years.

         Mr. Helman received fees totaling $20,000 for his service on the Special Committee.

PURPOSE AND REASONS OF MANAGEMENT GROUP FOR THE MERGER

         The Management Group's purpose for engaging in the transactions contemplated by the Merger Agreement is to acquire ownership of PDK as a privately held company. They believe that due to PDK's small size and the lack of equity research coverage for PDK stock (a factor they believe is in large measure beyond PDK's control), it is and will continue to be difficult for PDK to attract new investor interest and for PDK shareholders to get a fair price when selling their shares in the market. In addition, trading volume in PDK stock has historically been low. While they believe these factors do and would continue to limit the ability of PDK shareholders, including them, to receive a fair price in selling their shares in the market, they also believe that PDK is a valuable company with the opportunity to increase its revenues and net income in the future. The Management Group also believes that the expenses and regulatory compliance requirements of being a public company are significant for a company the size of PDK and that eliminating those regulatory compliance requirement expenses would enhance PDK's long-term success. They believe that the Merger offers PDK's public shareholders the opportunity to obtain a fair value for their shares, respectively, with their final offer of $5.00 per share of Common Stock and $8.00 per share of Preferred Stock representing a 38% and 39% premium to the closing price of PDK Common Stock and PDK Preferred Stock on the date they made their first offer to buy PDK.

         The Management Group owns 672,500 shares of PDK Common Stock. Immediately prior to completion of the Merger, the Management Group intends to contribute their 672,500 shares of PDK Common Stock to PDK Acquisition. This represents an indirect investment by the Management Group of approximately $3,362,500 in PDK Acquisition (based on the $5.00 per share to be received by other shareholders in the Merger). If the Merger and financing are completed, the Management Group will own 100% of PDK's outstanding equity interests.


POSITIONS OF THE MANAGEMENT GROUP AND PDK ACQUISITION AS TO FAIRNESS OF THE
MERGER

         The Management Group has considered the analyses and findings of the Special Committee and the Board (described in detail in "Special Factors -- Recommendation of the Board of Directors and the Special Committee") with respect to the fairness of the Merger to PDK's public shareholders. As of the date of this proxy statement, they adopt the analyses and findings of the Special Committee and the Board with respect to the fairness of the Merger and believe that the Merger is both procedurally and substantively fair to PDK's public shareholders. In addition, the Management Group intends to vote the shares of PDK Common Stock or which it has the right to vote, in favor of the Merger and Merger Agreement. In adopting the analysis and findings of the Special Committee and the Board, the Management Group notes that the ability of PDK to effect the alternative transactions considered by the Special Committee was affected by management's decision not to agree to continue to work for PDK if it was acquired by another bidder.

         As members of the Board, Mr. Spinello and Ms. Hollander abstained in voting on approval of the Merger Agreement and the recommendation to the shareholders that they vote to approve the Merger, but expressed their support for both actions.

         PDK Acquisition believes that the Merger is both procedurally and substantively fair to PDK's public shareholders and adopted the analysis of the Management Group.

CONDUCT OF PDK'S BUSINESS AFTER THE MERGER

         The Management Group is continuing to evaluate PDK's business, assets, practices, operations, properties, corporate structure, capitalization, management and personnel and discuss what changes, if any, will be desirable. Subject to the foregoing, the Management Group expects that the day-to-day business and operations of PDK will be conducted substantially as they currently are being conducted by PDK. The Management Group does not currently intend to dispose of any assets of PDK, other than in the ordinary course of business. Additionally, it does not currently contemplate any material change in the composition of PDK's current management.

                              EFFECTS OF THE MERGER

         As a result of the Merger, the public shareholders of PDK will be entitled to receive $5.00 per share in cash, without interest, of PDK Common Stock and $8.00 per share in cash (plus accrued and unpaid dividends) of PDK Preferred Stock. This represents a 38% and 39% premium, respectively, over the closing price per share of PDK Common Stock and PDK Preferred Stock on the day the Management Group made its first offer to acquire PDK. As a detrimental consequence of the Merger, public shareholders will no longer have an opportunity to continue their equity interest in PDK as an ongoing corporation and therefore will not share in the future earnings and potential growth of PDK. Upon completion of the Merger, PDK Common Stock and PDK Preferred Stock will no longer be traded on the NASDAQ Smallcap Stock Market, price quotations will no longer be available and the registration of PDK Common Stock under the Exchange Act will be terminated. The termination of registration of the Common Stock and PDK Preferred Stock under the Exchange Act will eliminate the requirement to provide information to the Securities and Exchange Commission and will make most of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy or information statement in connection with shareholders' meetings, no longer applicable. The cost savings to PDK as a result of the termination of its obligation to prepare public company reports is estimated to be $400,000 to $500,000 per year.

         It is anticipated that the Management Group will own 100% of the equity interests in PDK as the surviving corporation of the Merger. An investment in PDK following the Merger involves substantial risk resulting from the limited liquidity of any such investment and the substantially increased leverage associated with funding the Merger. Nonetheless, if PDK is able to successfully implement its business strategy, the Management Group believes the value of its investment will be considerably greater than the value it would be investing at the time of the Merger. See "Forward-Looking Information."

         The receipt of cash pursuant to the Merger will be a taxable transaction. See "Federal Income Tax Consequences."

                             FINANCING OF THE MERGER


         The Merger Agreement contains a condition to the obligations of PDK Acquisition and the Management Group that PDK Acquisition shall have obtained financing of at least $10 million. At this time PDK Acquisition has not obtained a commitment for such financing.

                                   THE MERGER

         The Merger Agreement provides that, subject to conditions listed in the Merger Agreement, PDK Acquisition, a newly-formed New York corporation, will merge with and into PDK, and that following the Merger, the separate existence of PDK Acquisition will cease and PDK will continue as the surviving corporation.

         The terms of and conditions to the Merger are contained in the Merger Agreement which is included in full as Appendix A to this proxy statement and is incorporated therein by reference. The discussion in this proxy statement of the Merger and the summary description of the principal terms of the Merger Agreement, while complete in all material respects, are subject to and qualified in their entirety by reference to the Merger Agreement.

COMBINATION OF CORPORATIONS

         The name of the surviving corporation after the completion of the Merger will continue to be "PDK Labs Inc.". In addition, upon completion of the Merger, the separate corporate existence of PDK Acquisition will cease and PDK will be the surviving corporation of the Merger, with all assets and liabilities of PDK and PDK Acquisition that existed immediately prior to the Merger.

         The articles of incorporation of PDK will be amended and restated to conform to the articles of incorporation of PDK Acquisition as in effect immediately prior to the Effective Time. These articles of incorporation will be changed, however, to provide that the number of authorized shares of Common Stock of the surviving corporation will be 100.

         The bylaws of PDK Acquisition, as in effect immediately prior to the Effective Time, will be the bylaws of the surviving corporation until amended in accordance with applicable law, the articles of incorporation of the surviving corporation and its initial bylaws.

         The directors of PDK Acquisition, immediately prior to the Effective Time will be the initial directors of the surviving corporation, and Messrs. Helman, Keith and Simon will cease to be directors of PDK.

CONVERSION OF SECURITIES

         At the Effective Time, subject to the terms, conditions and procedures included in the Merger Agreement, each share of PDK Common Stock and PDK Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares held by PDK Acquisition) will, by virtue of the Merger, be converted into the right to receive an amount equal to $5.00 and $8.00 respectively in cash (plus accrued and unpaid dividends). Except for the right to receive this per share cash Merger consideration, from and after the Effective Time, all shares (other than shares held by PDK Acquisition), by virtue of the Merger and without any action on the part of any holder of PDK Common Stock or PDK Preferred Stock, will no longer be outstanding and will be canceled and retired and will cease to exist. Each holder of a certificate formerly representing shares of PDK Common Stock (other than shares held by PDK Acquisition) and PDK Preferred Stock will, after the Effective Time, cease to have any rights with respect to the shares of PDK Common Stock and PDK Preferred Stock represented by the certificate other than the right to receive the $5.00 per share of PDK Common Stock and $8.00 per share (plus accrued and unpaid dividends) of PDK Preferred Stock cash Merger consideration upon surrender of the certificate.

         At the Effective Time, PDK Acquisition will deposit with a bank or trust company designated by PDK Acquisition and reasonably satisfactory to PDK (the agreed-upon bank or trust company is referred to as the "Paying Agent") an amount equal to the total cash Merger consideration to be paid to the shareholders of PDK. All such funds will be held in trust for the benefit of PDK's shareholders.

         Each holder of certificates representing shares of PDK Common Stock and PDK Preferred Stock will surrender their certificates to the Paying Agent in exchange for the $5.00 per share of Common Stock and $8.00 per share (plus accrued and unpaid dividends) of Preferred Stock cash Merger consideration.

         No interest will be paid or accrue on the amount payable to any holder of PDK Common Stock and/or PDK Preferred Stock. For payment to be made to a person other than the registered holder of the certificate surrendered, the registered holder of the certificate must properly endorse the certificate, which must otherwise be in proper form for transfer, all as determined by the Paying Agent. Further, the person requesting payment will be required to pay any transfer or other taxes required or the holder may establish to the satisfaction of the Paying Agent that these taxes have been paid or that no taxes are due. Six months following the Effective Time, PDK will be entitled to instruct the Paying Agent to deliver to it any funds (including any accrued interest) that have not been disbursed to holders of certificates formerly representing shares of Common Stock. After that, holders who have not surrendered their share certificates may look to PDK only as general creditors with respect to their cash Merger consideration. Neither the Paying Agent nor any party to the Merger Agreement will be liable to any holder of certificates formerly representing shares of PDK Common Stock or PDK Preferred Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law. Except as described in this paragraph, PDK will pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of shares for the cash Merger consideration.

         Each share of PDK Acquisition's Common Stock issued and outstanding immediately prior to the Merger will be converted at the Effective Time into one share of Common Stock of PDK, as the surviving corporation of the Merger.

TRANSFER OF SHARES

         No transfers of shares of PDK Common Stock or PDK Preferred Stock will be made on the stock transfer books at or after the Effective Time. If, after the Effective Time, certificates representing shares of PDK Common Stock or PDK Preferred Stock are presented to PDK, these shares will be canceled and exchanged for the cash Merger consideration.

CONDITIONS

         Each party's obligation to effect the Merger is subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions, any or all of which may be waived (other than the first listed condition) at the appropriate party's discretion, to the extent permitted by applicable law:

                  o the Merger Agreement must be approved in the manner required by applicable law by the holders of 66 2/3% of the outstanding shares of PDK Common Stock entitled to vote on the Merger; and


                  o No governmental authority or other person or entity shall have enacted, issued or entered any law or regulation which in effect has the effect of making the consummation of the Merger unlawful or preventing the transactions contemplated by the Merger or with respect to any litigation in connection with the Merger, results in an award of damages that would materially and adversely affect PDK.

                  o The opinion of PDK's Financial Advisor shall not have been withdrawn prior to the Effective times.

         Neither PDK, the Management Group nor PDK Acquisition is aware of any consent, approval or notice of the type described in the last-listed condition.

         The obligations of PDK Acquisition and the Management Group to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions, unless waived by PDK Acquisition:

                  o the representations and warranties of PDK in the Merger Agreement must be true and correct in all material respects (except that any representation and warranty that is qualified as to materiality by reference to "Material Adverse Effect" or any similar term must be true and correct) as of the date of execution of the Merger Agreement and as of the Effective Time (except for those representations and warranties that are made as of a specific date);

                  o PDK must have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Effective Time; and

                  o No change, condition, event or development shall have occurred that has a Material Adverse Effect on the operations of PDK

                  o PDK Acquisition and the Management Group shall have obtained financing or at least $10 million

         After approval of the Merger Agreement by the shareholders of PDK, no amendment may be made that reduces the amount or changes the form of the cash Merger consideration to be received by the shareholders of PDK, unless such amendment is approved by the shareholders.

REPRESENTATIONS AND WARRANTIES

         PDK made representations and warranties in the Merger Agreement regarding, among other things: its organization and good standing; authority to enter into the Merger; its capitalization; requisite governmental and other consents and approvals; compliance with all applicable laws.

         The Management Group and PDK Acquisition have made representations and warranties in the Merger Agreement regarding, among other things: PDK Acquisition's organization and good standing; authority to enter the transaction; PDK Acquisition's capitalization; compliance with all applicable laws; requisite governmental and other consents and approvals.

         The representations and warranties of the parties in the Merger Agreement will expire upon consummation of the Merger, and upon such expiration none of such parties or their respective officers, directors or principals will have any liability whatsoever with respect to any of these representations or warranties.

COVENANTS

         In the Merger Agreement, PDK has agreed that prior to the Effective Time, unless otherwise agreed to in writing by PDK Acquisition or as otherwise contemplated by the Merger Agreement, PDK and each of its subsidiaries will conduct business only in the ordinary course substantially consistent with past practice and will not:

                  o        amend its articles of incorporation or bylaws;

                  o declare, set aside or pay any dividend or make any other distribution in respect of any of its shares of common stock;

                  o issue, grant, sell, pledge, or transfer any shares of its capital stock, stock options, warrants, securities or rights to acquire any such shares, securities or rights of PDK, or propose or agree to do any of the foregoing or make any other changes in its equity capital structure;

                  o split, combine or reclassify any of the capital stock of PDK or issue other securities in respect of or in substitution for its existing capital stock;

Each party also has agreed to provide prompt notice to the other upon obtaining knowledge of:

                  o material litigation, claims, actions, proceedings, tax audits or other investigations affecting such party or any of its properties or assets, that if adversely resolved could have a material adverse effect or could prevent, hinder or materially delay the ability to complete the Merger or the other transactions contemplated by the Merger Agreement;

                  o notices of default under agreements and instruments where the default would have a material adverse effect; and

                  o notice from a third party claiming that its consent is required in connection with the transactions contemplated by the Merger Agreement.

         In addition, the Management Group agreed that, prior to the completion of the Merger, they would not do or fail to do, or cause any person to do or fail to do, any act that would cause PDK to breach any of its representations and warranties included in the Merger Agreement.

NONSOLICITATION COVENANT

         Under the terms of the Merger Agreement, PDK has agreed not to permit any of its officers, directors, affiliates, representatives or agents to, directly or indirectly, solicit, initiate or encourage any "Acquisition Proposal" or participate in any discussions or negotiations with, or encourage any effort or attempt by, any third party to facilitate an "Acquisition Proposal." Under the Merger Agreement, an "Acquisition Proposal" is defined to mean any offer or proposal by any person or group concerning any tender or exchange offer, proposal for a Merger, share exchange, recapitalization, consolidation or other business combination involving PDK or any of its subsidiaries or divisions, or any proposal or offer to acquire in any manner, directly or indirectly, a significant equity interest in, or a substantial portion of the assets of, PDK or any of its subsidiaries, other than pursuant to the transactions contemplated by the Merger Agreement. Further, the Merger Agreement provides that all of PDK's representatives will be instructed to cease the foregoing activities. However, PDK may, subject to obtaining a confidentiality agreement, furnish information to and participate in discussions and negotiations with a party who has made an unsolicited written Acquisition Proposal after the date of the Merger Agreement if either PDK's Board of directors or its Special Committee has determined in good faith, based upon the reasonably concluded advice of (i) JWGenesis that such Acquisition Proposal is reasonably likely to lead to a transaction that is materially more favorable to PDK's stockholders than the Merger and (ii) (outside counsel, that failing to take such action would violate PDK's Board of directors' fiduciary duties under applicable law. PDK is obligated to inform PDK Acquisition immediately of any Acquisition Proposal, provide PDK Acquisition notice of its terms and conditions, and keep PDK Acquisition advised of all material developments.

INDEMNIFICATION AND INSURANCE

         The Merger Agreement provides that the current and former directors and officers of PDK and any of its subsidiaries (including the members of the Special Committee) will be indemnified by PDK, to the fullest extent permitted by applicable law, against any costs, expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any pending, threatened or completed claim, action, suit, proceeding or investigation, and will be advanced reasonable costs and expenses (including attorneys' fees), in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to the approval and consummation of the transactions contemplated by the Merger Agreement. In addition, PDK is required to maintain in effect, for a period of six years after the Effective Time, PDK's policies of directors' and officers' liability insurance (provided that PDK may substitute for policies of at least the same amounts and comparable coverage). However, in no event will PDK be required to pay premiums for insurance in excess of 300% of the premiums currently paid by PDK.

EXPENSES

         The parties have agreed to pay their own costs and expenses in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement. PDK has agreed to bear the cost incurred in the printing, filing with the Commission and mailing to shareholders this proxy statement and other materials in connection with the Special Meeting.

TERMINATION, AMENDMENT AND WAIVER

         At any time prior to the Effective Time, the Merger Agreement may be terminated

                  (i) by the mutual consent of the Boards of directors of PDK and PDK Acquisition.

                  (ii) if a court or other governmental entity issues an order or takes any action enjoining, restraining or prohibiting the Merger and such order or action becomes final and nonappealable.

          Any party may terminate the Merger Agreement prior to the Effective Time by written notice to the other parties if:

                  the conditions precedent to closing have not occurred by December 31, 2000 unless the failure to close results from the party's breach of any representation, warranty or covenant;

                  approval of the shareholders of PDK necessary to complete the Merger has not been obtained;

         In addition, PDK Acquisition may terminate the Merger Agreement prior to the Effective Time by written notice to PDK if:

                   PDK breaches any representation, warranty or covenant in the Merger Agreement in any material respect and fails to cure the breach within 15 days after written notice;

         PDK may terminate the Merger Agreement prior to the Effective Time by written notice to PDK Acquisition if:

                   PDK Acquisition or the Management Group breaches any representation, warranty or covenant in the Merger Agreement in any material respect and fails to cure the breach within 15 days after written notice;

         Subject to the provisions of applicable law, the Merger Agreement may be modified or amended, and provisions waived, by written agreement of the parties. However, after approval of the Merger Agreement by the shareholders of PDK, no amendment or waiver of a provision may be made which reduces the amount or changes the form of the cash Merger consideration to be received by the shareholders, unless such amendment or waiver of a provision is approved by the shareholders.

TERMINATION FEE

         In the event that the Merger Agreement is terminated and PDK Acquisition is not in material breach of its material covenants and agreements in the Merger Agreement or its representations and warrants contained in the Merger Agreement, then PDK shall reimburse PDK Acquisition for all out-of-pocket expenses and fees up to $1 million.

REGULATORY APPROVALS/THIRD PARTY CONSENTS

         PDK is not aware of any license or regulatory permit that is material to the business of PDK and that is likely to be adversely affected by the Merger or of any approval or other action by any state, federal or foreign government or governmental agency that would be required prior to effecting the Merger.

ACCOUNTING TREATMENT

         The Merger will be treated as a purchase business combination for accounting purposes.

                                FEES AND EXPENSES

         Assuming the Merger is consummated, PDK will pay costs and fees in connection with the Merger, financing and the related transactions, which are estimated to be as follows:

                Expense or Fee                                Estimated Amount
                --------------                                ----------------

                Financial advisory fees and expenses .............  $150,000
                Loan commitment fees..............................    50,000
                Legal fees .......................................   100,000
                Disbursement agent's fees ........................     5,000
                Accounting fees...................................    25,000
                Printing and mailing expenses ....................    25,000
                Solicitation expenses ............................    15,000
                Commission filing fees ...........................     2,500
                Miscellaneous.....................................    77,500
                                                                  ----------
                     Total........................................  $450,000
                                                                  ==========

         For a description of PDK's obligation, even in some cases if the Merger is not consummated, to pay or reimburse PDK Acquisition for expenses incurred by PDK Acquisition in connection with the Merger, see "The Merger -- Expenses" and " --Termination Fee." See "Special Factors -- Opinion of PDK's Financial Advisor" for a description of the fees to be paid to JW Genesis in connection with its engagement. For a description of fees paid to the member of the Special Committee, see "Special Factors -- Conflicts of Interest."

                         FEDERAL INCOME TAX CONSEQUENCES

         The following discussion summarizes the material federal income tax considerations relevant to the Merger that are generally applicable to holders of PDK Common Stock and PDK Preferred Stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the holders of PDK Common Stock and PDK Preferred Stock as described in this proxy statement. Special tax consequences not described below may be applicable to particular classes of taxpayers, including financial institutions, broker-dealers, persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States and holders who acquired their stock through the exercise of an employee stock option or otherwise as compensation.

         The receipt of the $5.00 per share of Common Stock and $8.00 per share (plus accrued and unpaid dividends) of Preferred Stock cash Merger consideration in the Merger by holders of PDK Common Stock will be a taxable transaction for federal income tax purposes. Each holder's gain or loss per share will be equal to the difference between $5.00 and $8.00 and the holder's basis per share in the Common Stock and Preferred Stock. This gain or loss generally will be a capital gain or loss. In the case of individuals, trusts and estates, this capital gain will be subject to a maximum federal income tax rate of 20% for shares of Common Stock and Preferred Stock held for more than 12 months prior to the date of disposition. For shares held less than 12 months the gain or loss will be a short-tem capital gain or loss. As a general rule, short-term capital gains are taxed at ordinary income rates.

         A holder of PDK Common Stock and Preferred Stock may be subject to backup withholding at the rate of 31% with respect to the Merger consideration received, unless the holder (a) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number ("TIN"), certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholdings rules. To prevent the possibility of backup federal income tax withholding on payments made to certain holders with respect to shares of Common Stock under the Merger, each holder must provide the disbursing agent with his correct TIN by completing a Form W-9 or Substitute Form W-9. A holder of PDK Common Stock and Preferred Stock who does not provide PDK with his or her correct TIN may be subject to penalties imposed by the Internal Revenue Service (the "IRS"), as well as backup withholding. Any amount withheld under these rules will be creditable against the holder's federal income tax liability. PDK (or its agent) will report to the holders of Common Stock and Preferred Stock and the IRS the amount of any "reportable payments," as defined in Section 3406 of the Code, and the amount of tax, if any, that is withheld.

         The foregoing tax discussion is included for general information only and is based upon present law. Each holder of Common Stock and Preferred Stock should consult his or her own tax advisor as to the specific tax consequences of the Merger to that holder, including the application and effect of federal, state, local and other tax laws and the possible effect of changes in such tax laws.

                            INFORMATION REGARDING PDK

         PDK manufactures and distributes over-the-counter non-prescription pharmaceutical products and vitamins. The Company's line of products primarily consists of non-prescription pain relievers, decongestants, bronchodialators, and a broad range of vitamins and nutritional supplements. The Company markets its products through regional distributors, private label distribution and various licensing and supply agreements.

         PDK was organized as a New York corporation in 1971. Our principal executive offices are located at 145 Ricefield Lane, Hauppauge, New York 11788. Our telephone number is 631-273-2630.

         We have attached a copy of our Annual Report on Form 10-K for the fiscal year ended November 30, 1999 as Appendix D to this proxy statement and our Quarterly Reports on Form 10-Q for the periods ended February 29, 2000 and May 31, 2000 as Appendix E and F. These documents contain more detailed information about us.

INCORPORATION OF DOCUMENTS BY REFERENCE

         We are incorporating by reference the following documents that we have previously filed with the Commission, copies of which are attached as appendices to this proxy statement:

                  Our Annual Report on Form 10-K for the fiscal year ended November 30, 1999; and

                  Our Quarterly Reports on Form 10-Q for the fiscal quarter ended February 29, 2000 and May 31, 2000.

         In addition, we are incorporating by reference all documents we file in response to the requirements of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and before the date of the Special Meeting. Accordingly, those documents will be considered a part of this proxy statement from the date they are filed.

         If you would like copies of these documents, please contact Reginald Spinello at PDK Labs Inc., 145 Ricefield Lane, Hauppauge, NY 11788 or by telephone at (631) 273-2630. We will send these documents to you by first-class mail within one business day after receiving your request. I

SELECTED CONSOLIDATED FINANCIAL DATA
         (in thousands)


                                                                                         November 30,

                                              May 31,            1999         1998            1997             1996           1995
                                                2000             ----         ----            ----             ----           ----
                                              ------

Total Assets                                   $34,264        $36,700      $46,473         $54,221          $53,255        $41,943
Long - Term Obligations, net of current          1,622          1,967        4,342          15,434           13,603          8,251
portion
Stockholders' Equity                            29,317         27,772       29,504          28,305           26,661         24,437







SUMMARY INCOME STATEMENT DATA
(in thousands, except share and per share data)



                                                 Six Months Ended                  Years Ended November 30,
                                                May 31,     May 31,
                                                  2000       1999          1999       1998         1997        1996        1995
                                                  ----      -------        ----       ----         ----        ----        ----
Revenues                                       $24,706      $25,824     $54,706    $57,599      $51,352     $46,563     $31,904
Operating  Income                                1,522        1,845       3,778      2,916        2,682       2,356       1,681
Net Earnings (Loss)                              1,053          921       2,137        777        1,559       1,613       (180)

Net Earnings ( Loss ) per Common Share:
     Basic                                       $0.41        $0.26       $0.66      $0.16        $0.41       $0.48     ($0.24)
     Diluted                                     $0.41        $0.26       $0.66      $0.16        $0.39       $0.46     ($0.24)

Weighted Average Number of Common
Shares Outstanding:
     Basic                                   2,320,007    3,151,119   2,881,979  3,327,050    3,095,660   3,156,276   2,559,232
     Diluted                                 2,320,007    3,151,119   2,881,979  3,409,109    3,228,333   3,265,393   2,559,232

DIRECTORS AND EXECUTIVE OFFICERS

         The following persons are the current executive officers and directors.


Name                                Age                        Position
----                                ---                        --------

Reginald Spinello                   47               Chairman of the Board, Chief Executive
                                                     Officer and President

Karine Hollander                    33               Chief Financial Officer, Secretary and
                                                     Director

Thomas A. Keith                     40               Director

Ira Helman                          67               Director

Lawrence D. Simon                   33               Director

         All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and, subject to existing employment agreements, serve at the discretion of the Board.

         Outside directors shall receive Ten Thousand Dollars ($10,000) per year as compensation for their services. Directors who are also officers of the Company do not receive any compensation for serving on the Board of Directors. All Directors are reimbursed by the Company for any expenses incurred in attending Director's meetings.

Background of Executive Officers and Directors

         Reginald Spinello has been the Chairman of the Board, Chief Executive Officer and President since August 21, 1998 and a Director of the Company since August 1997. Mr. Spinello was the Company's Executive Vice President since September 1993. Mr. Spinello is also the President and a director of the Company's subsidiary Futurebiotics, Inc. In addition, he has been a Director of Superior Supplements, Inc. since May 1, 1996. Superior Supplements, Inc. ("SSI") is a developer, manufacturer and marketer of dietary supplements in bulk tablet, capsule and powder form. Prior to joining PDK Labs Inc., Mr. Spinello was President and Founder of Internal Reinforcements from 1985 to 1991, a specialty distributor and marketer of natural vitamins and supplements. Mr. Spinello graduated from Bryant College with a B.S. Degree in Business Administration. Additionally, he has studied in the field of nutrition and is a non-practicing nutrition consultant.

         Karine Hollander has been the Chief Financial Officer of the Company and Futurebiotics, Inc. since March 3, 1997. In addition, she has been a Director of the Company since March 11, 1998. She had been the Comptroller of PDK Labs Inc. since September 1994. From 1989 until joining the Company, Ms. Hollander was employed by the accounting firm of Holtz Rubenstein & Co., LLP. Ms. Hollander received a B.A. degree in Accounting from Dowling College.

         Thomas A. Keith has been a Director of the Company since March 11, 1998, and he has been a Director of Futurebiotics, Inc. since December 2, 1998. In addition, he has been a Director of Compare Generiks, Inc. since May 21, 1997 and the President of Compare Generiks, Inc. since October 31, 1995. Prior to joining Compare Generiks, Inc., from December 1990 to October 1995, Mr. Keith was Vice President of Sales & Marketing of the Company. Compare Generiks, Inc. ("CGI") is a distributor, marketer and vendor of dietary supplements and over-the-counter non-prescription pharmaceuticals.

         Lawrence D. Simon has been a Director of the Company since March 11, 1998. In addition, he has been the President, Chairman, Chief Financial Officer and a Director of SSI since May 1, 1996. Mr. Simon is also a Director of Futurebiotics, Inc. He was the National Sales Director for Futurebiotics, Inc. from October 1, 1995, until his resignation on April 30, 1996. Prior to joining Futurebiotics, Inc., Mr. Simon was Regional Sales Manager for the Company (from April 10, 1992 to September 30, 1995). Prior to PDK Labs Inc., Mr. Simon was President of LDS Products Inc. (from March 1990 to March of 1991). LDS Products Inc., is a brokerage corporation specializing in sales to wholesale companies in Eastern Europe. Prior to LDS Products Inc., Mr. Simon was an Auditor with Coopers & Lybrand LLP (from December 1988 to March 1990). He is a graduate of Cleveland State University with a Bachelors Degree in Business Administration.

         Ira Helman has served as a Director of the Company since August 1989. For the past 30 years, Mr. Helman has been an independent investor and financial consultant as well as a breeder and owner of harness horses. Mr. Helman received his B.A. degree from Princeton University and his law degree from Brooklyn Law School.

STOCK OWNERSHIP

         The following table sets forth certain information, as of August 3, 2000 with respect to the beneficial ownership of the outstanding Common Stock by
(i) any holder of more than five (5%) percent; (ii) each of the Company's officers and directors; and (iii) the directors and officers of the Company as a group:

                                        Amount
                                        and Nature Approximate
Name and Address                        Beneficial                Percent of
of Beneficial Owner                     Ownership(1)               Class
-------------------                     ------------------         -----------

Perry D. Krape                          205,488                      8.9%
c/o PDK Labs Inc.
145 Ricefield Lane
Hauppauge, NY  11788

Reginald Spinello(2)                    672,500                      29.0%
145 Ricefield Lane
Hauppauge, NY  11788

Michael Krasnoff(3)                     200,000                      8.6%
PDK Labs Inc.
145 Ricefield Lane
Hauppauge, NY  11788

Thomas Keith                                 0                       0
c/o Compare Generiks, Inc.
60 Davids Drive
Hauppauge, NY  11788

Lawrence Simon                               0                       0
c/o Superior Supplements, Inc.
270 Oser Avenue
Hauppauge, NY  11788

Karine Hollander(4)                     50,000                       2.2%
c/o PDK Labs Inc.
145 Ricefield Lane
Hauppauge, NY  11788

Ira Helman                                       0                       0
c/o PDK Labs Inc.
145 Ricefield Lane
Hauppauge, NY  11788

Dune Holdings, Inc.(3)                           200,000                 8.6%
132 Dune Road
West Hampton, NY  11978

Directors and Officers                           672,500                 29.0%
 as a Group (five (5) persons)

-----------

(1) Beneficial ownership as reported in the table above has been determined in accordance with Instruction (4) to Item 403 of Regulation S-B of the Securities Exchange Act.
(2) Includes 50,000 shares of Common Stock owned by Karine Hollander and 100,000 shares of Common Stock owned by Michael Lulkin, which are subject to a ten (10) year voting trust held by the Company's Chief Executive Officer.
(3) Includes 200,000 shares of Common Stock owned by Dune Holdings, Inc., over which Mr. Krasnoff possesses a voting trust and as to which Mr. Krasnoff disclaims any beneficial ownership.
(4) Ms. Hollander's shares of Common Stock are subject to a ten (10) year voting trust held by the Company's Chief Executive Officer.

RECENT STOCK PURCHASES

         We started a share repurchase program in October 1996 and suspended the program in December 1999. The following table includes the amount of Common Stock we repurchased, the range of prices per share we paid and the average purchase price per share we paid during each quarterly period presented below.


                                                            Fiscal Years Ended or Ending November,

                                       Number of Shares              Range of Prices                Average Price
                                       ----------------              ---------------                -------------
1998
First Quarter                                9,000                         8.19                          8.19
Second Quarter                                -                             -                             -
Third Quarter                                2,507                     3.25 - 4.75                       3.94
Fourth Quarter                              56,918                     3.50 - 3.75                       3.65

1999
First Quarter                              260,000                     3.13 - 4.25                       3.48
Second Quarter                             215,900                     3.69 - 4.75                       4.26
Third Quarter                               94,534                     3.56 - 4.63                       3.95
Fourth Quarter                             550,325                     3.44 - 5.25                       4.93

2000
First Quarter*                              19,554                     4.75 - 5.13                       4.92




*        Through December 1999


MARKET PRICES OF COMMON STOCK PREFERRED STOCK AND DIVIDENDS

         The following table indicates the high and low prices for the Company's Common Stock and Preferred Stock for the period up to June 30, 2000 based upon information supplied by the NASDAQ system. Prices represent quotations between dealers without adjustments for retail markups, markdowns or commissions, and may not represent actual transactions.

Common Stock


                                                              High              Low
                                                              ----              ---


                  1997 Calendar Year
                  ------------------

                  First Quarter                               7                 4 7/8

                  Second Quarter                              6 3/8             3 7/8

                  Third Quarter                               5 1/2             4 3/8

                  Fourth Quarter                              7                 4 5/8


                  1998 Calendar Year
                  ------------------

                  First Quarter                               8 13/16           5 1/2

                  Second Quarter                              6 3/8             3 1/4

                  Third Quarter                               5 3/8             3 1/8

                  Fourth Quarter                              4 1/8             2 15/16


                  1999 Calendar Year
                  ------------------

                  First Quarter                               5                 3

                  Second Quarter                              4                 3

                  Third Quarter                               4 3/4             2 1/2

                  Fourth Quarter                              5 3/16            3 7/8


                  2000 Calendar Year
                  ------------------

                  First Quarter                               4 9/16            3 5/8

                  Second Quarter                              3 3/4             3



Preferred Stock


                                                              High              Low
                                                              ----              ---


                  1997 Calendar Year
                  ------------------

                  First Quarter                               6 5/8             5

                  Second Quarter                              6 1/2             4

                  Third Quarter                               8                 5 1/4


                  Fourth Quarter                              7 1/2             6 3/4

                  1998 Calendar Year
                  ------------------

                  First Quarter                               7 7/8             7 1/2

                  Second Quarter                              6 3/8             3 1/2

                  Third Quarter                               5 1/8             3 1/2

                  Fourth Quarter                              5 1/4             3 5/8


                  1999 Calendar Year
                  ------------------

                  First Quarter                               5 7/8             4 3/8

                  Second Quarter                              6                 3 5/8

                  Third Quarter                               5 1/2             3 3/4

                  Fourth Quarter                              6                 4 3/4


                  2000 Calendar Year
                  ------------------

                  First Quarter                               6 5/16            5

                  Second Quarter                              6 5/16            5 3/4



         On August 2, 2000, the closing price of the Common Stock as reported on the NASDAQ System was $4.375. On August 2, 2000, the closing price of the Preferred Stock reported on the NASDAQ System was $5.75. On August 2, 2000, there were 964 holders of record of Common Stock.

         On April 14, 2000, the Company paid a $.25 per share of Preferred Stock dividend to holders of record on April 12, 1999 payable in cash. On October 15, 1999, the Company paid a $.24 per share of Preferred Stock dividend to holders of record on October 12, 1999 payable in cash.

         PDK has never paid any cash dividends on its Common Stock. Under the Merger Agreement, PDK has agreed not to pay any dividends on the Common Stock prior to the completion of the Merger.

INFORMATION REGARDING PDK ACQUISITION,
AND THE MANAGEMENT GROUP

         PDK Acquisition is a recently incorporated New York corporation organized by the Management Group for the purpose of effecting the Merger. Their principal executive offices are located at 145 Ricefield Lane, Hauppauge, NY 11788. Their telephone number is (631)273-2630. Reginald Spinello, Karine Hollander and Raveendra Nandigam are the sole shareholders and directors of PDK Acquisition. Prior to the completion of the Merger, the Management Group will contribute all of the outstanding Common stock of PDK it holds to PDK Acquisition.

         Neither PDK Acquisition, nor the Management Group is required to file reports with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

         Neither PDK Acquisition, nor any executive officer, director or person controlling PDK Acquisition, or any of their or his or her respective affiliates has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.]

         All information contained in this proxy statement concerning the Management Group, PDK Acquisition is based upon statements and representations made by them or their representatives to us or our representatives.

                              INDEPENDENT AUDITORS

         The consolidated balance sheets as of November 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended November 30, 1999, included in our Annual Report on Form 10-K attached as Appendix D to this proxy statement have been audited by Holtz Rubenstein, independent auditors, as stated in their report. A representative of Holtz Rubenstein will be at the Special Meeting to answer appropriate questions from shareholders and will have the opportunity to make a statement if so desired.

                              SHAREHOLDER PROPOSALS

         Our annual meeting of shareholders is normally held in October of each year.

         If the proposal to approve the Merger is not approved at the Special Meeting, the annual meeting of shareholders will be held in October 2000. Proposals of shareholders intended to be presented at the annual meeting of shareholders must be submitted, by registered or certified mail, to the attention of the PDK's Secretary at our principal executive offices by _______, 2000 in order to be considered for inclusion in our proxy statement and form of proxy for the annual meeting. In addition, if a proposal is submitted after that date, proxies will have the authority to vote in their discretion on the proposal. If the Merger is completed, the annual meeting of shareholders may be scheduled for another date after the Effective Time.

                                  OTHER MATTERS

         We know of no other business to be presented at the Special Meeting. If other matters do properly come before the Special Meeting, or any adjournment or adjournments thereof, the individuals named in the proxy have the discretion to vote on these other matters according to their best judgment unless the authority to do so is withheld as marked by a shareholder on the proxy.